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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)(1)

                             Campbell Soup Company
                                (Name of issuer)

                        Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                                 Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision              Morris & McVeigh LLP
1285 Avenue of the Americas                            767 Third Avenue
New York, NY 10019                                     New York, NY 10017
(212)373-3000                                          (212)418-0540
                  (Name, address and telephone number of person
                authorized to receive notices and communications)
                                 March 2, 2000
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 11 Pages)

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         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.134 429 109                    13D                 Page  2  of 11 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Dorrance H. Hamilton                                       ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             0
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               59,488,105
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   0

                          10.      SHARED DISPOSITIVE POWER
                                   28,277,605

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          59,488,105

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.0%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.134 429 109                   13D                  Page  3  of 11 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Hope H. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO

          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             33,918
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               72,222
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,753,918

                          10.      SHARED DISPOSITIVE POWER
                                   13,812,222

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          20,566,140

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.134 429 109                    13D                 Page  4  of 11 Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John A. van Beuren                                         ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             7,130
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               58,967,622
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   6,717,130

                          10.      SHARED DISPOSITIVE POWER
                                   13,792,770

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          58,974,752

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8%

14.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.134 429 109                   13D                  Page  5  of 11 Pages




1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Charles H. Mott                                            ###-##-####

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /  (b)/ /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          00

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO
          ITEM 2(d) or 2(e)    / /

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

NUMBER OF                 7.       SOLE VOTING POWER
SHARES                             22,522
BENEFICIALLY
OWNED BY                  8.       SHARED VOTING POWER
EACH                               58,895,400
REPORTING
PERSON WITH               9.       SOLE DISPOSITIVE POWER
                                   22,522

                          10.      SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          58,917,922

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*     / /

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.8%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  This statement is the seventh amendment to the statement on
Schedule 13D filed by Dorrance H. Hamilton ("Mrs. Hamilton"), Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and Charles H. Mott ("Mr. Mott"). This statement is the fifteenth amendment to the statement on
Schedule 13D of Mrs. Hamilton and the tenth amendment for Mrs. van Beuren. This statement relates to shares of Capital Stock, par value $.0375 per share, (the "Shares") of Campbell Soup Company (the "Company").

                  Mr. van Beuren, Mrs. Hamilton and Mr. Mott are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

                  This amendment is filed to report that the term of the Voting Trust has been extended for three years until June 1, 2003.

                  Mrs. Hamilton, Mr. and Mrs. van Beuren, and Mr. Mott are sometimes collectively referred to as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

                  Items 4,5 and 6 are amended as set forth below.

                             Page 6  of 11 Pages
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                  Item 4.     Purpose of Transaction

                  As stated in prior filings, the Voting Trust serves as a vehicle for the Reporting Persons acting together as to matters which may arise affecting the Company's business, in order to attain their objective of maximizing the value of their Shares. The Trustees will act for the Reporting Persons in communications with the Company's Board of Directors. The Voting Trust may also facilitate communications by the Board with the individual Reporting Persons.

                  One or more Reporting Persons may from time to time purchase, sell or otherwise dispose of a portion or all of their Shares in the open market or in private transactions which may include sales for the purpose of diversification of their investment, or family or charitable gifts.

                  Item 5.     Interest in Securities of the Issuer

                  The Trustees of the Voting Trust have shared voting power over a total of 58,895,400 Shares held under the Trust Agreement, which represents 13.8% of the outstanding Shares of the Company's Capital Stock. The Reporting Persons and related persons also have an interest in 1,134,016 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 14.1% of the outstanding Shares. These Shareholdings include (i) 28,277,605 Shares (6.6% of the outstanding shares) with shared dispositive power held by three trusts, of which

                              Page 7 of 11 Pages
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Mrs. Hamilton is a trustee, 200 Eagle Road, Suite 316, Wayne, PA 19087; and (ii)
6,753,918 Shares with sole dispositive power held by Mrs. van Beuren and 6,717,130 Shares with sole dispositive power held by her husband, Mr. van
Beuren, P.O. Box 4098, Middletown, RI 02842. Mr. and Mrs. van Beuren also hold 13,812,222 Shares with shared dispositive power, including Shares held by family partnerships and a family foundation. Mr. Mott owns 22,522 Shares with sole voting and dispositive power. Percentages set out above are based on 426,424,376 Shares outstanding on December 1, 1999, as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related foundations and partnerships, except as may arise under the Trust Agreement.

                  The decision of the Trustees as to the voting of Shares held in the Voting Trust must be approved by at least two out of the three Trustees. In the event of a disagreement among the Trustees designated by the family groups participating in the Voting Trust, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement who are named therein. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this Schedule 13D.

                              Page 8 of 11 Pages
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                  Item 6.     Contracts, Arrangements, Undertakings or
                              Relationships with Respect to Securities of the Issuer

                  The Voting Trust has been extended for three years until June 1, 2003.

                  Mrs. Hamilton and Mrs. van Beuren have the right to appoint Trustees of the Voting Trust; they have designated Mrs. Hamilton and Mr. van Beuren as Family Trustees and Mr. Mott as the Non-Family Trustee. See Sections 1 and 7 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this
Schedule 13D.

                  Item 7.     Material to be filed as Exhibits

                  Exhibit G   Form of Amendment of Voting Trust Agreement dated
                              March 2, 2000.



                              Page 9 of 11 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 2, 2000


                                     DORRANCE H. HAMILTON
                                     HOPE H. VAN BEUREN
                                     JOHN A. VAN BEUREN
                                     CHARLES H. MOTT



                                     By: /s/   John A. van Beuren
                                        ------------------------------------
                                          John A. van Beuren,
                                          individually and as attorney-
                                          in-fact for the above persons.(1)





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         (1) Powers of Attorney are incorporated by reference to Exhibits B and
D to Amendment No. 2 to Schedule 13D filed by the Reporting Persons in September 1990, and Exhibit I to Amendment No. 3 filed in April 1991. Joint Filing Agreement by the Reporting Persons is incorporated by reference to Amendment No. 2 to Schedule 13D filed by the Reporting Persons in September 1990.

                             Page 10 of 11 Pages